BB 3/16



07004616

ITEDSTATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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RECEIVED
MAR - 1 2007
WASH.
SECTION

AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-53650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVINE CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judith Wernsing 212-344-5867
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen and Glaser C.P.A.s, P.C.
(Name – *if individual, state last, first, middle name*)

60 Cutter Mill Road, Suite 310 (Address) Great Neck (City), NY (State) 11021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Danielle Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Divine Capital Markets LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lorraine Alejandro
Notary Public of New York
No. 01AL6149012
Commission Expires July 3, 2010

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540 FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'S
NEW YORK STATE SOCIETY OF C.P.A.'S
MURRAY M. ROSEN
JEFFREY I. GLASER

To the Member of
Divine Capital Markets, LLC

We have audited the accompanying statement of financial condition of Divine Capital Markets, LLC (the "Company" – a wholly owned subsidiary of Divine Holdings LLC) as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Divine Capital Markets, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

ROSEN and GLASER C.P.A.s, P.C.



February 20, 2007
Great Neck, New York

DIVINE CAPITAL MARKETS, LLC
STATEMENT of FINANCIAL CONDITION
at DECEMBER 31, 2006

ASSETS		
Cash	$	90,261
Receivable from Clearing Broker		286,256
Commissions Receivable		410,116
Securities not readily marketable, at estimated fair value		41,430
Prepaid Expenses		55,900
Furniture and Equipment (Net of Accumulated Depreciation of $66,288)		19,574
Other Assets		6,737
TOTAL ASSETS	$	910,274
LIABILITIES and MEMBER'S EQUITY		
Accounts Payable and Accrued Expenses	$	486,109
Member's Equity		424,165
TOTAL LIABILITIES and MEMBER'S EQUITY	$	910,274

The accompanying notes are an integral part of these financial statements

DIVINE CAPITAL MARKETS, LLC
STATEMENT of INCOME
YEAR ENDED DECEMBER 31, 2006

Revenue:	
Commission	$5,669,130
Fee Income	410,040
Other Income	121,838
Total Revenue	6,201,008
Expenses:	
Salaries and Employee Benefits	3,451,690
Execution and Clearing	1,222,911
Telephone and Quotation Services	254,491
Professional Fees	112,853
Rent	84,416
Meals and Entertainment	70,470
Regulatory	55,482
Office	19,268
Depreciation	18,322
Insurance	24,012
Other	55,918
Total Expenses	5,369,833
Net Income Before Provision for Unincorporated Business Tax	831,175
Provision for Unincorporated Business Tax	35,000
NET INCOME	$ 796,175

The accompanying notes are an integral part of these financial statements

DIVINE CAPITAL MARKETS, LLC
STATEMENT of CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

Member's Equity at January 1, 2006	$	512,990
Member's Capital Withdrawals		(885,000)
Net Income		796,175
MEMBER'S EQUITY AT DECEMBER 31, 2006	$	424,165

The accompanying notes are an integral part of these financial statements

DIVINE CAPITAL MARKETS, LLC
STATEMENT of CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

NET INCOME	$ 796,175
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	18,322
(Increase) Decrease in Operating Assets and Liabilities:	
Receivable from Clearing Broker	(174,132)
Commissions Receivable	59,701
Securities Owned	172,248
Prepaid Expenses	(15,369)
Other Assets	25,923
Accounts Payable and Accrued Expenses	73,668
Net Cash Provided By Operating Activities	956,536
Cash Used in Investing Activity - Purchase of Furniture and Equipment	(6,826)
Cash Used in Financing Activity - Member's Capital Withdrawals	(885,000)
Net Increase in Cash	64,710
Cash at Beginning of Year	25,551
CASH AT END OF YEAR	$ 90,261
Supplemental Disclosures of Cash Flow Information:	
Cash Paid For Taxes	$ 35,000

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Divine Capital Markets, LLC (the "Company") is a limited liability company organized in New York State. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company's operations primarily consist of executing securities transactions on an agency basis, private wealth management, independent research and trading strategies and corporate finance and consulting services. The Company is a 100% wholly owned subsidiary of Divine Holdings LLC (the "Parent").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management.

The Company maintains its cash in bank accounts which, at times, may exceed insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Securities not readily marketable include restricted stocks from private placement deals. They are stated at their estimated fair value, which are quoted market prices. The resulting unrealized gains and losses are reflected in revenue.

Furniture and equipment are being depreciated over their estimated useful lives (2 to 7 years) using the straight-line method.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fee income is comprised of income earned from investment advisory services, private placements and research and is recognized when services are substantially completed.

Advertising and marketing costs are expensed as incurred. Advertising expense totaled $20,150.

No provision for federal income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Member on its tax returns. The Company is subject to local unincorporated business tax.

2. DUE FROM CLEARING BROKERS:

All the clearing and depository operations for the Company's securities transactions are provided by one broker. At December 31, 2006, all of the securities owned and the amount due from the broker reflected in the statement of financial condition are positions with and amounts due from this broker. Subject to the clearing agreement between the Company and this clearing broker, the clearing broker has the right to sell or repledge this collateral.

The Company has agreed to indemnify the clearing broker for losses that they may sustain from the customer accounts introduced by the Company.

3. COMMITMENTS:

The Company subleases its office space for a term commencing January 24, 2004 and expiring March 30, 2011. Lease expense totaled $84,416 during 2006.

The following is a schedule by year of future minimum rental payments required under the operating lease agreements:

Year Ending December 31	Amount
2007	$ 73,541
2008	75,380
2009	77,264
2010	79,196
2011	20,294
	$325,675

DIVINE CAPITAL MARKETS, LLC
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 of the SECURITIES and EXCHANGE COMMISSION
as of DECEMBER 31, 2006

Credits - Member's Equity	$ 424,165
Debits:	
Securities not readily marketable	41,430
Prepaid Expenses	55,900
Furniture and Equipment	19,574
Other Assets	5,249
Total Debits	122,153
Net Capital	302,012
Minimum Net Capital Requirement - the greater of $5,000 or 6 2/3% of aggregate indebtedness of $486,109	32,404
Excess Net Capital	269,608
Ratio of Aggregate Indebtedness to Net Capital	1.42 to 1
AGGREGATE INDEBTEDNESS	$ 486,109

Reconciliation with the Company's computation included in Part II A of Form X-17 A-5 as of December 31, 2006:

Net Capital, as reported in Company's Part II A unaudited FOCUS report	$ 331,331
Nonallowable Assets	(41,679)
Haircuts taken on stocks reclassified to nonallowable assets	12,360
NET CAPITAL PER ABOVE	$ 302,012

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-6540 FAX 516-829-6568

AMERICAN INSTITUTE OF C.P.A.'S
NEW YORK STATE SOCIETY OF C.P.A.'S
MURRAY M. ROSEN
JEFFREY I. GLASER

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member of
Divine Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Divine Capital Markets, LLC (the "Company" – a wholly owned subsidiary of Divine Holdings LLC) for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on SEC rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROSEN and GLASER C.P.A.s, P.C.



February 20, 2007
Great Neck, New York

DIVINE CAPITAL MARKETS, LLC

REPORT PURSUANT to RULE 17a-5

DECEMBER 31, 2006

ROSEN AND GLASER C.P.A.s. P.C.
CERTIFIED PUBLIC ACCOUNTANTS

DIVINE CAPITAL MARKETS, LLC
REPORT PURSUANT to RULE 17a-5
DECEMBER 31, 2006

TABLE of CONTENTS

Annual Audited Report Form X-17A-5 Part III

END